March 12, 2021

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz

Laura Crotty

Re:	Tilray, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 19, 2021

File no. 001-38594

Dear Ms. Schwartz and Ms. Crotty:

On behalf of Tilray, Inc. (“Tilray” or the “Company”), we submit this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 1, 2021 (the “Comment Letter”) with respect to the Company’s above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the convenience of the Staff, the text of the comment in the Comment Letter is incorporated into this response letter for convenience in italicized type and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A, Filed February 19, 2021

1.

We note that on pages 157-158 none of the filings that Tilray incorporates by reference are hyperlinked, and Aphria incorporates by reference its SEDAR filings instead of its EDGAR filings. Please revise to include hyperlinks to the filings incorporated by reference by both parties, and ensure the Aphria filings are incorporated by reference from EDGAR. Refer to Exchange Act Rule 12b-23.

Response: The Company respectfully acknowledges the Staff’s comment. In the Definitive Proxy Statement on Schedule 14A (which the Company intends to file on or about March 12, 2021), the Company will revise the Proxy Statement in order to include hyperlinks for all documents the Company incorporates by reference. In addition, the Company will ensure that the referenced Aphria filings are incorporated by reference from EDGAR rather than SEDAR.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com

March 12, 2021

Page Two

Please contact me at (206) 452-8756 with any questions or further comments regarding our responses to the Comment Letter.

Sincerely,

/s/ Alan Hambelton
Alan Hambelton

cc:	Brendan Kennedy, Tilray, Inc.

Dara Redler, Tilray, Inc.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com